

Mail Stop 4720

May 18, 2016

Via E-mail
Mr. Simon Dingemans
Chief Financial Officer
GlaxoSmithKline plc
980 Great West Road
Brentford, TW8 9GS
England

Re: GlaxoSmithKline plc
Form 20-F for the Fiscal Year December 31, 2015
Filed March 18, 2016
File No. 001-15170

Dear Mr. Dingemans:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 15.2: Annual Report 2015
Group Financial Review
Critical Accounting Policies
Turnover, page 70

1. Please tell us the reason for year over year fluctuations for your market driven segments and government mandated and state programs reductions from gross revenue, including the effect that changes in your estimates of these items had on your revenues and operations. It appears from your auditors' report on page 133 that you have changed your estimates in 2015 to update Medicaid rebates for a new pricing methodology as well as to respond to the impact of competitive pricing pressures and greater discounting in the US market but you do not describe these changes. Please tell us what changes were made and how your estimates were affected.

Notes to the financial statements
Note 38: Acquisitions and disposals
2015 Acquisitions
Novartis Consumer Healthcare and Vaccines businesses, page 185

2. Please address the following comments regarding your accounting for the acquisition of the Novartis consumer healthcare business and your formation of the Consumer Healthcare Joint Venture, or the Joint Venture. Reference for use the authoritative literature you rely upon to support your accounting.

   - As you control and consolidate the Joint Venture, explain to us why it is appropriate to step-up to fair value your bases of the net assets you contributed to the Joint Venture and record a £2,891 million gain directly to retained earnings as indicated in your equity statement on page 140. In your response tell us whether you contributed entities or assets and liabilities or a combination of both to the Joint Venture.

   - In conjunction with your response to the preceding bullet and your acquisition of the Novartis consumer healthcare business, tell us your consideration of the guidance in paragraph 38 of IFRS 3 for recording the net assets you contributed to the Joint Venture at book value and recording a gain through the income statement for the difference between the fair value of 36.5% of the consumer healthcare business you contributed to the Joint Venture that was conveyed to Novartis in the form of equity consideration for the acquisition of its consumer healthcare business.

   - Tell us why you recorded a £6,204 million charge directly to retained earnings as indicated on page 140 for the option you issued to Novartis that permits it to put its 36.5% interest in the Joint Venture to you. Clarify for us why it is not part of the consideration paid to Novartis to acquire their consumer healthcare business contributed to the Joint Venture and thus result in an increase to goodwill.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance